Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-135018

PROSPECTUS SUPPLEMENT NO. 38

DATED APRIL 17, 2008

(To Prospectus Dated June 22, 2006)

ACCENTIA BIOPHARMACEUTICALS, INC.

2,470,500 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 22, 2006, of Accentia Biopharmaceuticals, Inc. (the “Company”) as supplemented by Supplement No. 37 thereto dated February 15, 2008, Supplement No. 36 thereto dated February 7, 2008, Supplement No. 35 thereto dated January 28, 2008, Supplement No. 34 thereto dated January 23, 2008, Supplement No. 33 thereto dated December 31, 2007, Supplement No. 32 thereto dated December 11, 2007, Supplement No. 31 thereto dated November 2, 2007, Supplement No. 30 thereto dated October 26, 2007, Supplement No. 29 thereto dated October 18, 2007, Supplement No. 28 thereto dated October 9, 2007, Supplement No. 27 thereto dated October 4, 2007, Supplement No. 26 thereto dated September 21, 2007, Supplement No. 25 thereto dated September 12, 2007, Supplement No. 24 thereto dated September 6, 2007, Supplement No. 23 thereto dated August 24, 2007, Supplement No. 22 thereto dated August 15, 2007, Supplement No. 21 thereto dated June 29, 2007, Supplement No. 20 thereto dated June 14, 2007, Supplement No. 19 thereto dated May 15, 2007, Supplement No. 18 thereto dated April 19, 2007, Supplement No. 17 thereto dated March 28, 2007, Supplement No. 16 thereto dated March 2, 2007, Supplement No. 15 thereto dated February 14, 2007*, Supplement No. 14 thereto dated January 29, 2007, Supplement No. 13 thereto dated January 19, 2007, Supplement No. 12 thereto dated December 29, 2006, Supplement No. 11 thereto dated December 14, 2006, Supplement No. 10 thereto dated November 15, 2006, Supplement No. 9 thereto dated November 6, 2006, Supplement No. 8 thereto dated November 3, 2006, Supplement No. 7 thereto dated October 20, 2006, Supplement No. 6 thereto dated October 2, 2006, Supplement No. 5 thereto dated September 26, 2006, Supplement No. 4 thereto dated September 12, 2006, Supplement No. 3 thereto dated August 29, 2006, Supplement No. 2 thereto dated August 24, 2006 and Supplement No. 1 thereto dated July 19, 2006. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement Nos. 1 through 37 thereto. The Prospectus relates to the public sale, from time to time, of up to 2,470,500 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplement Nos. 1 through 37.

This prospectus supplement includes the attached Forms 8-K filed on April 4, 2008 and April 17, 2008 by us with the Securities and Exchange Commission.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 22, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 17, 2008.

*	The prospectus supplement dated February 14, 2007 was misnumbered and should have been prospectus supplement no. 15.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 15, 2008

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in its Charter)

Florida	000-1310094	04-3639490
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (813) 864-2554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ACCENTIA BIOPHARMACEUTICALS, INC.

FORM 8-K

Item 5.02.	Departure of Directors or Principal Officer; Election of Directors.

On April 15, 2008, the Company’s Board of Directors accepted the resignation of John P. Dubinsky as a director of the Company. The resignation described above was as a result of Mr. Dubinsky’s other business and personal commitments and did not result from any disagreement with the Company known to an executive officer of the Company on any matter relating to the Company’s operations, policies or practices.

On April 15, 2008, Christopher C. Chapman, M.D. was appointed to the Board as a new director of the Company. The Board has determined that Dr. Chapman qualifies as an “independent” director within the meaning of applicable rules of the NASDAQ Global Market. Dr. Chapman was elected to serve as a Class II director of the Company, and will be required to stand for re-election at the next annual meeting of shareholders. In addition, Dr. Chapman was appointed by the Board to serve as a member of the Company’s Audit Committee, Compensation Committee and the Nominating and Governance Committee. The following is biographical information regarding Dr. Chapman.

Christopher C. Chapman, M.D. has been a Director of our subsidiary, Biovest International, Inc. since March 2004. Dr. Chapman was the Executive Vice President of Medical and Regulatory Affairs and Director of New Business Development (pharmaceuticals) for BioDelivery Sciences International, Inc. (“BDSI”) on a part time basis from October 2000 to November 2004. Dr. Chapman received his M.D. degree from Georgetown University in Washington, D.C. in 1987 where he completed his internship in Internal Medicine. He completed a residency in Anesthesiology and a fellowship in Cardiovascular and Obstetric Anesthesiology at Georgetown University. Since 1995, Dr. Chapman has been a critical care physician on the staff at Doctor’s Community Hospital, Lanham, Maryland. He was most recently President of Chapman Pharmaceutical Consulting. From 1995 to April 2000, Dr. Chapman was Executive Director, Medical Affairs, Quintiles Consulting and a founding Co-Director of Quintiles BRI (QBRI) Medical Affairs, Drug Safety and Medical Writing Departments.

Item 7.01.	Regulation FD Disclosure.

The following information is being furnished under Item 7.01 of Form 8-K: Press release, dated April 17, 2008, by Accentia Biopharmaceuticals, Inc. titled “Accentia Biopharmaceuticals Announces that After Reviewing Unblinded Results, Independent Data Monitoring Committee Recommends Presenting Data on BiovaxID® to FDA and Worldwide Regulatory Agencies in order to Seek Marketing Approvals for Follicular Non-Hodgkin’s Lymphoma.” A copy of this press release is attached as Exhibit 99.1 to this Form 8-K.

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This Current Report on Form 8-K sets forth statements that are not strictly historical in nature, and such statements are referred to as “forward-looking statements.” The forward-looking statements in this Form 8-K include statements about our product development programs and clinical trials for our BiovaxID® product. Such forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to be materially different from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties related to the progress, timing, cost, and results of Accentia’s clinical trials and product development programs. All forward looking statements in this Form 8-K are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update this news release to reflect events or circumstances after the date hereof.

Item 9.01	Financial Statements, Pro Forma Financial Information and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

3

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Samuel S. Duffey
Samuel S. Duffey
General Counsel

Date: April 17, 2008

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated April 17, 2008 titled: “Accentia Biopharmaceuticals Announces that After Reviewing Unblinded Results, Independent Data Monitoring Committee Recommends Presenting Data on BiovaxID® to FDA and Worldwide Regulatory Agencies in order to Seek Marketing Approvals for Follicular Non-Hodgkin’s Lymphoma.”

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Exhibit 99.1

Accentia Biopharmaceuticals Announces that After Reviewing

Unblinded Results, Independent Data Monitoring Committee

Recommends Presenting Data on BiovaxID® to FDA and

Worldwide Regulatory Agencies in order to Seek Marketing

Approvals for Follicular Non-Hodgkin’s Lymphoma

Personalized Medicine Initially Developed at NCI Intended to

Stimulate the Patient’s Immune System to Seek Out and Destroy Only

Cancer Cells in an Indolent But Otherwise Normally Fatal Cancer

TAMPA, FLORIDA – April 17, 2008 – Accentia Biopharmaceuticals, Inc. (NASDAQ: ABPI) today announced that its majority owned-subsidiary, Biovest International, Inc. (OTCBB: BVTI), reported achievement of a key milestone in Biovest’s mission to gain approval for BiovaxID®, its personalized anti-cancer vaccine, in a pivotal Phase 3 Fast-Tracked clinical trial for the treatment of indolent follicular non-Hodgkin’s lymphoma.

Biovest reported that the independent Data Monitoring Committee (DMC), which is vested with the responsibility of monitoring the safety and efficacy of the BiovaxID trial, has completed a closed session review of the unblinded results, including the primary and secondary endpoints analysis of the Phase 3 study. Based on their analysis, the DMC has recommended that the results be unblinded, and has volunteered to participate, if needed, in Biovest’s ongoing regulatory meetings with the U.S. Food and Drug Administration (FDA) and other worldwide regulatory agencies (Health Authorities) in order to determine the most appropriate process for unblinding the results, and establishing a pathway to seek marketing approvals.

Accentia holds an approximate 76% ownership stake in Biovest, owning more than 73 million shares. Accentia also maintains a 19.5% royalty interest in global sales of BiovaxID.

The Chairman of the DMC, Dr. Gerald Messerschmidt, reported, “Our Committee has completed a closed session unblinded review of the interim Phase 3 safety and efficacy analyses regarding the BiovaxID registration study. Based on this review, the DMC recommends that the BiovaxID study be unblinded to the Company for final analysis. We further suggest that the final clinical study report include data, as part of Biovest’s overall regulatory strategy of submission to the regulatory authorities, through August 29, 2008, which is the date when the last randomized and vaccinated patient reaches 12-months follow-up from first injection. While the DMC cannot release information on our closed session discussions, our recommendation to unblind this pivotal registration study in late-August is based on the status of the study, the defined safety profile over 8-years of this Phase 3 registration study and our review of the primary and secondary endpoint analyses. As part of the ongoing regulatory process, I as a representative of the DMC will relate our review of the closed session analysis of these interim data to Health Authorities as necessary.”

Responding to the DMC’s recommendations, Biovest’s Chairman and CEO, Dr. Steven Arikian, stated, “The DMC’s diligent review has resulted in an excellent outcome for BiovaxID. Not only has the Committee reconfirmed the favorable safety profile for BiovaxID, but as importantly, we believe their recommendation to unblind and their willingness to meet with the regulatory authorities to discuss their findings suggests a successful trial outcome. In light of the DMC’s recommendation, we have already been in discussions with regulatory agencies, including the FDA, to seek consensus on the appropriate process for unblinding the results and establishing a pathway for potential accelerated and/or conditional approvals for BiovaxID. We also are coordinating with the EMEA regarding potential market access in Europe. If approved, Biovest will have distinguished itself as the first company to have its anti-cancer vaccine reach market in the U.S. or EU, a Herculean achievement. As this study was initiated in 2000, we now have the largest longitudinal database of lymphoma patients receiving a personalized therapeutic vaccine. 234 patients were enrolled and 177 randomized in the Phase 3 trial of which, two-thirds received BiovaxID therapy, and one-third control treatment. We believe that these long-term and highly anticipated results will demonstrate that BiovaxID is capable of prolonging the period of disease-free survival for an incurable form of non-Hodgkin’s lymphoma, and in some cases, perhaps even inducing indefinitely prolonged, durable remissions.”

As previously presented to the American Society of Hematology (ASH) and the American Society of Clinical Oncology (ASCO), the National Cancer Institute (NCI) demonstrated in a Phase 2 clinical trial that patients treated with BiovaxID achieved: a median disease-free survival of over eight years; a 95% overall survival rate after 9.2 years of follow-up; and a 95% cellular immune response. In this clinical trial, 73% of evaluable patients were converted into molecular remission (bcl-2 negative), evidence that their blood has been cleared of residual cancerous cells. BiovaxID also demonstrated an outstanding safety profile.

According to Dr. Angelos M. Stergiou, Biovest’s Vice President, Product Development, Medical Affairs & Clinical Research, “This Phase 2 data, combined with our analysis of the blinded Phase 3 results, and the DMC’s recommendation to unblind, gives us a high level of confidence in unblinding the current Phase 3 study, both for efficacy and safety. If the results are highly positive, and assuming we are granted accelerated approval for BiovaxID, we would anticipate initiating a Phase 4, post-approval, clinical study for the purpose of collecting further efficacy and safety data.”

The primary end-point of the trial is a comparison between treatment groups, those that receive BiovaxID and those that receive a control. The study is looking at duration of disease-free survival measured from the time of randomization (i.e. when a subject is randomly assigned to receive BiovaxID or control) to the time of confirmed relapse.

“The National Cancer Institute’s (NCI) development of this potentially revolutionary technology is truly an extraordinary story,” stated Dr. Frank E. O’Donnell Jr., Vice-Chairman of Biovest and Chairman and CEO of Accentia Biopharmaceuticals. “Based on pioneering work done at Stanford University by Dr. Ronald Levy and colleagues, the NCI exclusively funded the development of BiovaxID from preclinical animal models right through an IND to initiation of a pivotal Phase 3 study. These investigators wanted to determine if an anti-cancer vaccine, BiovaxID, is capable of recruiting the immune system of cancer patients to recognize and effectively destroy cancer cells, after chemotherapy had debulked the tumor in order to break immune tolerance. By efficiently creating a high fidelity copy of the patient’s tumor-specific antigen using a fully automated Biovest-designed bioreactor, conjugating the antigen to a foreign carrier protein, and boosting the immune system, NCI reasoned that it could provide patients with an active immune response to their cancers and provide protection by means of an ongoing immunosurveillance against recurrence of the cancer. In Phase 2 studies at NCI and independent clinical studies elsewhere, it appears that 80% of immunized patients mount a detectable immune response with meaningful clinical effects.”

In other news, Accentia announced the appointment of Christopher Chapman, M.D. to its Board of Directors, bringing a wealth of experience as an accomplished physician and as an expert in multiple biopharmaceutical senior executive roles including overseeing drug safety matters, managing pharmacovigilance, and steering clinical operations and regulatory affairs. He served in these roles with leading companies including Organon Pharmaceuticals (now a Schering Plough Company) and Quintiles, a clinical research organization. Dr. Chapman received his M.D. degree from Georgetown University in Washington D.C., where he completed his internship in Internal Medicine.

Dr. Chapman replaces Mr. John P. Dubinsky on the Board, as Mr. Dubinsky has resigned to focus on other business-related and charitable interests, including his active role in various non-profit organizations. Mr. Dubinsky’s resignation was amicable, and not a result of any disagreement with the Company or related to its operations, policies or practices.

About BiovaxID®

BiovaxID is a personalized, patient-specific therapeutic vaccine designed to stimulate the patient’s own immune system to recognize and destroy cancerous B-cells that may remain in the body or may arise after the patient has been treated with chemotherapy. Unlike many other approaches to treating non-Hodgkin’s lymphoma, BiovaxID is designed to kill only cancerous B-cells, with the initial indication of follicular Non-Hodgkin’s lymphoma. Additionally, we anticipate that BiovaxID could potentially be used to treat other types of B-cell cancers, such as Mantle Cell Lymphoma, Chronic Lymphocytic Leukemia and Multiple Myeloma.

About Accelerated Approval under Subpart E (21CFR 601, Subpart E, Accelerated Approval of Biological Products for Serious or Life-Threatening Illnesses)

FDA may accelerate approval of certain new biological products for serious or life-threatening illnesses, with provisions for any necessary continued study of the drugs’ clinical benefits after approval or with restrictions on use, if necessary. Subpart E is intended to provide expedited marketing of biological products for patients suffering from such illnesses when the biological products provide meaningful therapeutic benefit compared to existing treatments. Accelerated approval will be considered in two situations: (1) When approval can be reliably based on evidence from adequate and well-controlled studies of the drug’s effect on a surrogate endpoint that reasonably suggests clinical benefit or on evidence of the drug’s effect on a clinical endpoint other than survival or irreversible morbidity, pending completion of studies to establish and define the degree of clinical benefits to patients; and (2) when FDA determines that a drug, effective for the treatment of a disease, can be used safely only if distribution or use is modified or restricted. Drugs or biological products approved under these procedures must have met the requisite standards for safety and effectiveness under the Federal Food, Drug, and Cosmetic Act (the act) or the Public Health Service Act (the PHS Act) and, thus, will have full approval for marketing.

About Accentia Biopharmaceuticals, Inc.

Accentia Biopharmaceuticals, Inc. is a portfolio company of the Hopkins Capital Group, LLC. It is organized as a vertically integrated biopharmaceutical company focused on the development and commercialization of drug candidates that are in late-stage clinical development and typically are based on active pharmaceutical ingredients that have been previously approved by the FDA for other indications. Usually these drug candidates can access the accelerated 505(b)(2) regulatory approval pathway, which is generally less time-consuming ,and less expensive than the typical 505(b)(1) pathway that must be used for new chemical entities, which typically have a higher risk profile . The Company’s lead product candidate is SinuNase™, a novel application and formulation of a known therapeutic to treat chronic rhinosinusitis. SinuNase has been granted Fast Track status by the FDA and it is currently in a pivotal Phase 3 clinical trial. During this fiscal year, the Company also plans to file an Investigative New Drug (IND) for a pivotal Phase 3 clinical trial of Revimmune™, to treat numerous autoimmune diseases with an initial indication targeting refractory relapsing-remitting Multiple Sclerosis. Revimmune is based on pulsed, ultra-high dosing of a well-known chemotherapeutic agent under a risk management program. Additionally, through an investment strategy, the Company has acquired the majority ownership interest in Biovest International, Inc. (OTCBB:BVTI) and a royalty interest in Biovest’s lead drug candidate, BiovaxID® and any other biologic products developed by Biovest. Biovest is currently conducting a pivotal Phase 3 clinical trial for BiovaxID which is a patient-specific anti-cancer vaccine focusing on the treatment of follicular non-Hodgkin’s lymphoma. BiovaxID has been granted Fast Track status by the FDA. In addition to these product candidates, the Company has a specialty pharmaceutical business, which markets products focused on respiratory disease and an analytical consulting business that serves customers in the biopharmaceutical industry.

For further information, please visit: http://www.Accentia.net

Accentia Biopharmaceuticals, Inc. Corporate Contacts:

Douglas Calder, Director of Investor Relations & Public Relations

Phone: (813) 864-2554, ext.258 / Email: dwcalder@accentia.net

or

Susan Bonitz, Ph.D., Director, Program Coordination

Phone: (813) 864-2554, ext.277 / Email: sbonitz@accentia.net

Forward-Looking Statements:

Statements in this release that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to, statements about Revimmune™, SinuNase™, BiovaxID®, AutovaxID™, SinuTest™, AllerNase™ and any other statements relating to products, product candidates, product development programs, the FDA or clinical study process including the commencement, process, or completion of clinical trials or the regulatory process. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, expectations and intentions, and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,”

“plans,” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results of Accentia to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval for product candidates; competition from other pharmaceutical or biotechnology companies; and the additional risks discussed in filings with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and Accentia undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. The product names used in this statement are for identification purposes only. All trademarks and registered trademarks are the property of their respective owners.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2008

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in its Charter)

Florida	000-51383	04-3639490
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (813) 864-2554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ACCENTIA BIOPHARMACEUTICALS, INC.

FORM 8-K

Item 1.01.	Entry Into a Material Definitive Agreement.

Effective on March 31, 2008, Accentia Biopharmaceuticals, Inc. (the “Company”) entered into a Modification Agreement with respect to its revolving credit note (the “Note”) with Southwest Bank of St. Louis (“Southwest”) to extend the maturity date of the Note through May 15, 2008, which places the maturity of this Note beyond the timeframe within which the Company anticipates public release of full unblinded data and analyses of its SinuNase (TM) phase 3 clinical trial and public disclosure of interim analysis data results of its BiovaxID Phase 3 clinical trial. The Modification Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K

Item 2.03.	Modification of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 9.01.	Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

2

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Samuel S. Duffey
Samuel S. Duffey
General Counsel

Date: April 4, 2008

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Revolving Credit Note Modification Agreement dated as of March 31, 2008 between Accentia and Southwest Bank of St. Louis

4

Exhibit 10.1

REVOLVING CREDIT NOTE MODIFICATION AGREEMENT

THIS REVOLVING CREDIT NOTE MODIFICATION AGREEMENT (the “Amendment”) is dated as of January 15, 2008, between ACCENTIA BIOPHARMACEUTICALS, INC., a Florida corporation (herein called the “Borrower”), and SOUTHWEST BANK OF ST. LOUIS, a Missouri banking corporation, successor by merger to Missouri State Bank and Trust Company, a Missouri banking corporation (herein called the “Lender”).

WHEREAS, Borrower and Lender entered into a Revolving Credit Agreement dated December 30, 2005, as amended (the “Credit Agreement”), pursuant to which Borrower executed and delivered its Revolving Credit Note originally in the amount of Three Million and no/100 Dollars ($3,000,000), which note was amended by that certain Revolving Credit Note Modification Agreement, dated March 29, 2006, to increase the principal amount available for borrowing to Four Million and No/100 Dollars ($4,000,000.00) (the “Revolving Credit Note”) and that certain Revolving Credit Note Modification Agreement, dated January 15, 2007, to extend the maturity date of the Revolving Credit Note to January 15, 2008; and

WHEREAS, the Revolving Credit Note matures on January 15, 2008, and Borrower has asked Lender to extend the maturity thereof to May 15, 2008; and

WHEREAS, Lender has agreed to do so subject to the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. Defined Terms. Terms defined in the Credit Agreement and the Revolving Credit Note shall have the same meanings when used herein.

2. Amendment to Revolving Credit Note. The Revolving Credit Note is hereby amended, effective as of the date hereof, to provide for a maturity date of May 15, 2008 (the “Maturity Date”).

3. Governing Law. This Amendment shall be governed by and construed in accordance with the law of the State of Missouri.

4. Counterparts. This Amendment may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Amendment by signing any such counterpart.

5. Ratification. Except as amended hereby the Credit Agreement and the Revolving Credit Note are in all respects ratified, approved and confirmed.

6. Writing Required. ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT, INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT, ARE NOT ENFORCEABLE. TO PROTECT YOU (BORROWER) AND US (CREDITOR) FROM

MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

ACCENTIA BIOPHARMACEUTICALS, INC.

BY:	/s/ FRANCIS E. O’DONNELL, JR. 03/31/08
Name:	Francis E. O’Donnell, Jr
Title:	Chairman and CEO

SOUTHWEST BANK OF ST. LOUIS

BY:	/s/ SCOTT Z. LARSON
Name:	Scott Z. Larson
Title:	Senior Vice President

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